





SPECIMEN

INCORPORATED UNDER THE LAWS OF THE

STATE OF DELAWARE

NUMBER 1004 SPECIMEN

SHARES SPECIMEN

COMMON STOCK

CUSIP NO. 22662K 10 8

CRIMSON EXPLORATION INC.

200,000,000 AUTHORIZED SHARES $.001 PAR VALUE NON-ASSESSABLE

THIS CERTIFIES THAT

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IS THE RECORD HOLDER OF

Shares of CRIMSON EXPLORATION INC. *Common Stock*

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

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COUNTERSIGNED AND REGISTERED
FIDELITY TRANSFER COMPANY (SALT LAKE CITY, UTAH)
By
TRANSFER AGENT AND REGISTRAR - AUTHORIZED SIGNATURE

CRIMSON EXPLORATION INC.
CORPORATE
Seal
DELAWARE

SECRETARY

PRESIDENT

CRIMSON EXPLORATION INC,

This Certificate and the shares represented hereby are subject to all the terms, conditions and limitations of the Certificate of Incorporation and Bylaws of the Corporation and any amendments thereto.

The Certificate of Incorporation of the Corporation on file in the office of the Secretary of State of Delaware set forth: (a) the aggregate number of shares and the par value of each class of capital shares the Corporation is authorized to issue, including one or more series of Preferred Stock, (b) a statement of the authority vested in the Board of Directors to establish series and to fix and determine the variations in the relative rights and preference between any such series of the Preferred Stock so established, (c) a denial of preemptive rights of the shareholders to acquire unissued or treasury shares of the Corporation and (d) a denial of cumulative voting at any meeting of the shareholders for electing directors. The Corporation will furnish a copy of such statement to the record holder of this certificate without charge upon written request to the Corporation at its registered office.

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of
    survivorship and not as tenants
    in common

UNIF GIFT MIN ACT- _____ Custodian _____
              (Cust)   (Minor)
under Uniform Gifts to Minors
Act _____
           (State)

Additional abbreviations may also be used though not in the above list.

For Value Received, _____ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

_____
(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

_____ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

_____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated _____ / _____ / _____

NOTICE: SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

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